United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

Announcement | Lisbon 29 March 2016

PHAROL INFORMS ABOUT ACQUISITION OF TREASURY SHARES

PHAROL, SGPS S.A. (“PHAROL”) informs that, pursuant to the terms and for the purposes of article 11, paragraph 2, item b) and of article 13 of the Regulation 5/2008 of the Portuguese Securities Code, and in accordance with the resolution of the General Shareholder’s Meeting held on 4 November 2015, it has acquired, on the 24 and 29 March 2016 the following number of treasury shares in the Euronext Lisbon:

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
24-03-2016	15:02:25	5,631	Buy	Inside	0.136
24-03-2016	15:02:25	11,515	Buy	Inside	0.136
24-03-2016	15:02:25	24,988	Buy	Inside	0.136
24-03-2016	15:02:25	38,236	Buy	Inside	0.136
24-03-2016	15:02:25	5,000	Buy	Inside	0.136
24-03-2016	15:02:25	40,595	Buy	Inside	0.136
24-03-2016	15:02:25	45,956	Buy	Inside	0.136
24-03-2016	15:02:25	17,800	Buy	Inside	0.136
24-03-2016	15:02:25	5,229	Buy	Inside	0.136
24-03-2016	15:02:25	5,050	Buy	Inside	0.136
24-03-2016	16:24:57	33,000	Buy	Inside	0.136
24-03-2016	16:24:57	9,148	Buy	Inside	0.136
24-03-2016	16:24:57	17,800	Buy	Inside	0.136
24-03-2016	16:24:57	11,068	Buy	Inside	0.136
24-03-2016	16:24:57	38,236	Buy	Inside	0.136
24-03-2016	16:24:57	21,717	Buy	Inside	0.136
24-03-2016	16:24:57	387	Buy	Inside	0.136
24-03-2016	16:24:57	45,956	Buy	Inside	0.136
24-03-2016	16:24:57	4,900	Buy	Inside	0.136
24-03-2016	16:24:57	7,178	Buy	Inside	0.136
24-03-2016	16:24:57	10,610	Buy	Inside	0.136
29-03-2016	15:03:29	7,701	Buy	Inside	0.136
29-03-2016	15:03:29	7,345	Buy	Inside	0.136
29-03-2016	15:03:29	4,946	Buy	Inside	0.136
29-03-2016	15:03:29	1,237	Buy	Inside	0.136

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
29-03-2016	15:03:29	38,680	Buy	Inside	0.136
29-03-2016	15:03:29	40,595	Buy	Inside	0.136
29-03-2016	15:03:29	11,603	Buy	Inside	0.136
29-03-2016	15:03:29	3,868	Buy	Inside	0.136
29-03-2016	15:03:29	19,117	Buy	Inside	0.136
29-03-2016	15:03:29	5,000	Buy	Inside	0.136
29-03-2016	15:03:29	59,908	Buy	Inside	0.136
29-03-2016	15:56:04	5,000	Buy	Inside	0.136
29-03-2016	15:56:04	18,382	Buy	Inside	0.136
29-03-2016	15:56:04	40,595	Buy	Inside	0.136
29-03-2016	15:56:04	14,853	Buy	Inside	0.136
29-03-2016	15:56:04	18,300	Buy	Inside	0.136
29-03-2016	15:56:04	40,595	Buy	Inside	0.136
29-03-2016	15:58:49	7,091	Buy	Inside	0.136
29-03-2016	16:01:07	8,650	Buy	Inside	0.136
29-03-2016	16:01:07	46,534	Buy	Inside	0.136

Following these transactions, PHAROL SGPS S.A. holds 29,065,000 own shares, corresponding to 3,2420%% of the Company’s share capital.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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